EXHIBIT 19.1

INSIDER TRADING POLICY

1. General Purpose

Federal securities laws prohibit the purchase or sale of securities by persons who are aware of material non-public information about a company, as well as the disclosure of material, non-public information about a company to others who then trade in the company’s securities. These transactions are commonly known as “insider trading.”

Insider trading violations are heavily pursued by the Securities and Exchange Commission and the U.S. Attorney Offices and are punished. While the regulatory authorities concentrate their efforts on individuals who trade, or who provide inside information to others who trade, the Federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

The Board of Directors of Cosmos Health Inc., a Nevada incorporation, has adopted this Insider Trading Policy (the “Policy”) both to satisfy Cosmos Health’ obligation to prevent insider trading and to help Cosmos Health personnel avoid the consequences associated with violations of the insider trading laws. For purposes of this policy, the “Company” includes both Cosmos Health Inc. and its subsidiaries (hereinafter referred to as Cosmos, we or us).

This Policy is also intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with Cosmos, not just so-called “insiders.” Everyone within Cosmos has worked very hard over the last decade to establish Cosmos as a company known for integrity and ethical conduct, and Cosmos cannot afford to have that reputation damaged.

A copy of this Policy is to be delivered to all current and new employees, all boards and consultants upon the commencement of their relationships with Cosmos.

2. Persons Covered

This Policy refers to an “insider” and we wish to define it herein. Insiders of Cosmos are defined as (a) members of our Board of Directors, corporate officers and employees; (b) Advisory Board, c) consultants to Cosmos or other persons associated with Cosmos and/or its subsidiaries, including distributors, sales agents or other partners that may, in the course of their work with Cosmos, receive access to confidential, material non-public information; and (d) household and immediate family members of those listed in (a), (b) and (c) above.

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3. Definitions

A) Material non-public information: Material non-public information is defined to be information that is not known to persons outside the immediate company that could be relied upon or considered significant to an investor making a decision to buy or sell Cosmos securities. It is currently very difficult to define each and every category under this heading. However, any information that should be considered sensitive and non- public material includes but is not limited to the following:

i)	Financial results;
ii)	Future Earnings or Losses;
iii)	News of a pending or proposed sale, merger or acquisition;
iv)	Acquisitions, Mergers or Divestitures;
v)	Impending bankruptcy or financial liquidity problems;
vi)	Major changes in senior management;
vii)	Stock dividends or splits;
viii)	New equity or debt offerings;
ix)	Large contracts in a pending status or in discussion.

Note, anyone who is reviewing our securities transactions will be doing so after the fact, with the benefit of hindsight. As such, before engaging in any transaction, we should carefully consider how the others might view the transaction.

B)  Black-Out Periods: A “Black-Out Period” is a time before and after a significant event wherein an insider may not buy or sell Cosmos securities without violating this Policy.

There are four Black-Out Periods for insiders of Cosmos. These include twenty (20) days prior to the release of financial results for the periods ending March 31, June 30, September 30 and December 31 of each year end and after three full trading days of Cosmos securities on the NASDAQ after the results are announced for the preceding fiscal period. If the last day of the month falls on a weekend, the Black-Out Period will start at the close of business on the last trading day prior to the weekend.

Additional Black-Out Periods may occur when other material events occur, such as a press release sent out to the public, wherein only a select few persons have knowledge of the event. If you are one of these individuals, or if it would appear to an outsider that you were likely to have had access to such information related to the event, then you will not be allowed to purchase or sell Cosmos securities so long as the event remains non-public information and for three full trading days of Cosmos securities on the NASDAQ after the event is made public.

Also, Cosmos may occasionally issue interim earnings guidance or other potentially material information by filing with the Securities and Exchange Commission a Form 8-K or by other means designed to achieve widespread dissemination of the information. You should anticipate that trades are unlikely to be pre-cleared while Cosmos is in the process of assembling the information to be released and until the information has been released and fully absorbed by the public market. The existence of an additional Black-Out Period will not be announced. If you request pre-clearance of a transaction in Cosmos’ securities during an additional Black-Out Period, you will be informed of the existence of a Black-Out Period, but you may not be advised of the reason for the Black-Out.

If you are made aware of the existence of an additional Black-Out Period, you should not disclose the existence of the Black-Out Period to any other person. Whether or not you are designated as being subject to an additional Black-Out Period, you still have the obligation not to purchase or sell Cosmos securities while you are aware of the material non-public information.

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C) Securities: Securities of Cosmos are defined as common stock, preferred stock, options to purchase stock, warrants, convertible debt and/or derivative securities.

These Black-Out Periods do not apply to the exercise of Stock Option Agreements for Rule 144 common stock of Cosmos that are issued by Cosmos or other stock issuances approved by the Board of Directors.

4. Policy

❖	No insider may buy or sell Cosmos securities at any time when they have material non-public information relating to Cosmos.

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No insider may buy or sell securities of another company at any time when they have material non-public information about that company, including, without limitation, any company that we conduct ordinary business with, such as customers, vendors or suppliers, when that information is obtained during the course of his/her employment with Cosmos.

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No insider may disclose material non-public information to third parties, to any other person, including family members, or make recommendations or express opinions on the basis of material non-public information with regard to trading securities.

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No insider who receives or has access to our material non-public information may comment on the stock price movement or rumors of other corporate developments that are of possible significance to the investing public, unless it is part of his/her job description (e.g. Investor Relations) or you have been specifically pre-authorized by the Cosmos CEO or CFO in each instance.

❖	If you comment on stock price movement or rumors and/or disclose material non- public information, you should immediately contact Cosmos’ Compliance Officer.

❖	No insider may buy or sell our securities during any of the four Black-Out Periods that occur each fiscal year or any other Black-Out Period.

❖	This Policy continues in effect until the end of the first Black-Out Period after termination of employment or other relationship with Cosmos.

5. Special Rules

If a concern or question relating to your status within Cosmos (insider or not, etc.) should arise, please contact the Compliance Officer.

A) Special Rules applicable to the Board of Directors, those officers of Cosmos who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (persons subject to reports on Forms 3, 4, and 5), and other employees who may be designated from time to time by Cosmos’ Compliance Officer.

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a. In addition to the restrictions related to the trading of Cosmos securities as defined in Section 4 above, insiders shall not purchase or sell any Cosmos securities, except:

i.	After first consulting with and pre-clearing such transaction with the Cosmos’s Compliance Officer;

ii.

Only during the period commencing at the opening of the fourth full day after earnings are released with respect to the preceding fiscal quarter and ending twenty (20) days prior to the end of the current fiscal quarter.

b. In addition to the restrictions related to the trading of Cosmos securities as defined in Section 4 above, insiders shall:

i.	Not engage in short sales of Cosmos securities;

ii.	Not buy or sell put options, call options or other derivatives of the Cosmos securities.

c. In addition to the restrictions related to the trading of Cosmos’ securities as defined in Section 4 above, insiders shall:

i.	Comply with SEC Rule 10b-5 with his/her broker when placing sales of Cosmos securities near a Black-Out Period Date.

B) Special Rules applicable to officers of Cosmos that are not subject to Section 16 of the Exchange Act, and assistants and secretaries of insiders, and certain other employees that may be designated from time to time by Cosmos’ Compliance Officer.

a. In addition to the restrictions related to the trading of Cosmos securities as defined in Section 4 above, insiders shall not:

i.

Purchase or sell any Cosmos securities except during the period commencing at the opening of the fourth full day after earnings are released with respect to the preceding fiscal quarter and ending twenty (20) days prior to the end of the current fiscal quarter;

ii.	Not engage in short sales of Cosmos securities.

6. Exceptions to the Policy

The restriction related to the trading of Cosmos securities as defined in Section 4 above does not apply to the following item:

A) The exercise of stock options for cash under any equity, pension or stock option plan or any other plan later defined (but not the sale of such shares), since the market price does not affect the exercise price stated in the agreement.

7. Potential Criminal and/or Civil Liability and/or Disciplinary Action

The items set forth in this Policy are simply to be viewed as guidelines, not as comprehensive coverage of all potential instances. Appropriate judgment should be exercised by each individual in connection with the purchase or sale of securities.

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Any employee, officer or director who engages in a transaction in the Cosmos securities at a time when they have knowledge of Material Nonpublic Information may be subject to penalties such as to criminal penalties of up to $5,000,000 and up to ten (20) years in jail for trading of securities based on material non-public information and a civil penalty of up to $1,000,000 or, if greater, 3 times the profit gained or loss avoided. In addition, insiders may also be liable for conducting transactions improperly by any person to whom they have disclosed the material non-public information. The Securities and Exchange Commission has imposed civil enforcement injunctions even when the disclosing person did not profit, directly or indirectly, from the trade(s).

Thus, any employees who are found in violation of this Policy will be subject to disciplinary action, including ineligibility of future participation in equity incentive plans or termination of employment.

Cosmos and its supervisory personnel, if they fail to take appropriate steps to prevent illegal insider trading, may in certain circumstances, be subject to the following penalties:

•	a civil penalty of up to 3 times the profit gained or loss avoided as a result of the employee’s violation; and

•	a criminal penalty of up to $25,000,000.

Inquiries regarding this Policy shall be communicated to the designated ‘Compliance Officer’.

The Compliance Officer shall provide annual report related to the Tradings done by the Covered Persons of company, if any, during the financial year to the Chairman of the Audit Committee at least once in a year.

All communications of every kind hereunder shall be in writing or shall be of no effect.

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